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                           September 17, 2021

       Javier L  pez Madrid
       Director and Executive Chairman
       Ferroglobe PLC
       13 Chesterfield Street
       London W1J 5JN, United Kingdom

                                                        Re: Ferroglobe PLC
                                                            Registration
Statement on Form F-3
                                                            Filed September 10,
2021
                                                            File No. 333-259445

       Dear Mr. Madrid:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Tim Peterson